UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                 MOLECULAR IMAGING CORPORATION (formerly, Mobile
                               PET Systems, Inc.)
                                (Name of Company)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    60852N102
                                 (CUSIP Number)

                                                                                 Copy to:
Mr. Werner Swoboda         Mr. Bernd Steudle        Dr. Axel Steudle    Benjamin J. Catalano, Esq.
Mr. Thomas Schaerer        1 Muirfield House         Elsasserstr. 7        Dorsey & Whitney LLP
 Bank Vontobel AG           Whinshill Court             D-75173               250 Park Avenue
    Titelkasse         GB-Sunningdale, Berkshire   Pforzheim, Germany    New York, New York 10177
 Bahnhofstrasse 3               SL5 ODU                                       (212) 415-9346
  CH-8022 Zuerich
    Switzerland
  (411) 283-7457

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 31, 2004
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 SCHEDULE 13D/A

CUSIP No. 60852N102

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bank Vontobel AG ("Bank Vontobel" or the "Bank")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        4,501,042*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,501,042*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.0%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

----------
* Bank Vontobel does not beneficially own any shares of common stock on behalf of its customers, that are issuable upon the exercise of options, warrants or any other convertible securities.

** The Company reported 55,806,430 shares of Common Stock outstanding as of November 7, 2003, on its Form 10QSB for the quarter ended September 30, 2003.

                                 SCHEDULE 13D/A

CUSIP No. 60852N102

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mr. Bernd Steudle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Federal Republic of Germany
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    5,195,238*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        None
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,195,238*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,195,238*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

----------
* The number of shares of common stock of the Company beneficially owned includes 375,000 shares of common stock issuable upon the exercise of warrants beneficially owned by Mr. Steudle.

** For the purpose of determining the percent of the Common Stock beneficially owned pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), the number of shares of Common Stock beneficially owned and the number of shares outstanding for such class have been increased by 375,000 shares of Common Stock that may be acquired upon the exercise of warrants beneficially owned by Mr. Steudle.

      The Company reported 55,806,430 shares of Common Stock outstanding as of November 7, 2003, on its Form 10QSB for the quarter ended September 30, 2003.

                                 SCHEDULE 13D/A

CUSIP No. 60852N102

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dr. Axel Steudle
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    N/A
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        N/A
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           N/A
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     N/A
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Item 1. Security and Company

      This Amendment No. 1 amends and supplements the statement on Schedule 13D filed by Bank Vontobel, Mr. Bernd Steudle and Dr. Axel Steudle (collectively, the "Reporting Persons") on September 10, 2003 (the "Schedule 13D"), with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of Molecular Imaging Corp. (the "Company"), a Delaware corporation. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 1 as follows:

Item 2. Identity and Background

      This Amendment No. 1 is being filed (a) to amend and restate the beneficial ownership amounts of Bank Vontobel, Mr. Bernd Steudle and Dr. Axel Steudle as of April 11, 2003, the date of the triggering event of the Schedule 13D and (b) to give notice of the dissolution of any group which may have been formed by and between the Reporting Persons for the purpose of voting the Company's Common Stock at the general shareholders' meeting on May 1, 2003.

(a)   Bank Vontobel

      As of April 11, 2003, Bank Vontobel was the owner of record of 12,789,961 shares of Common Stock and warrants to purchase an additional 3,155,857 shares of Common Stock, for an aggregate of 15,945,818 shares of Common Stock of the Company.

      Bernd Steudle

      Mr. Bernd Steudle acquired beneficial ownership of approximately 14 percent of the outstanding shares of Common Stock of the Company on June 14, 2001, when Mr. Steudle acquired 1,875,000 shares of Common Stock of the Company. As of April 11, 2003, Mr. Steudle was the beneficial owner of 4,820,238 shares of Common Stock and warrants to purchase an additional 825,000 shares of Common Stock, for an aggregate of 5,645,238 shares of Common Stock of the Company.

      Axel Steudle

      Dr. Axel Steudle became a director of the Company on January 9, 2002. As of April 11, 2003, Dr. Steudle was the beneficial owner of 210,000 shares of Common Stock and options to purchase an additional 50,000 shares of Common Stock, for an aggregate of 260,000 shares of Common Stock of the Company.

(b)   Dissolution

      After the general shareholders' meeting of the Company on May 1, 2003, Bank Vontobel surrendered all voting rights with respect to all shares of Common Stock of the Company held for the benefit of Mr. Bernd Steudle and Dr. Axel Steudle, to Mr. Steudle and Dr. Steudle, respectively. The agreement between Bank Vontobel and Mr. Bernd Steudle effecting the surrender of voting rights with respect to Common Stock of the Company beneficially owned by Mr. Steudle is attached hereto as Exhibit B. The agreement between Bank Vontobel and Dr. Axel Steudle effecting the surrender of voting rights with respect to Common Stock of the Company beneficially owned by Dr. Steudle is attached hereto as Exhibit C.

Item 7 Material to be Filed as Exhibits.

      Exhibit A     Joint Filing Agreement

      Exhibit B     Agreement between Bank Vontobel and Bernd Steudle

      Exhibit C     Agreement between Bank Vontobel and Axel Steudle

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

Dated: January 30, 2004

                                         BANK VONTOBEL AG

                                         /s/ Patrick Zaugg
                                         ----------------------------------
                                         By:    Patrick Zaugg
                                         Title: First Vice President


                                         /s/ Werner Swoboda
                                         ----------------------------------
                                         By:    Werner Swoboda
                                         Title: Assistant Vice President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

Dated: January 30, 2004


                                                     /s/ Bernd Steudle
                                                     ---------------------------
                                                     Mr. Bernd Steudle

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

Dated: January 30, 2004


                                                     /s/ Axel Steudle
                                                     ---------------------------
                                                     Dr. Axel Steudle

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D Amendment No. 1 with respect to the common stock of Molecular Imaging, Corp. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing.

Date: January 30, 2004


                                          BANK VONTOBEL AG


                                          /s/ Patrick Zaugg
                                          -------------------------------------
                                          By:    Patrick Zaugg
                                          Title: First Vice President


                                          /s/ Werner Swoboda
                                          -------------------------------------
                                          By:    Werner Swoboda
                                          Title: Assistant Vice President


                                          /s/ Bernd Steudle
                                          -------------------------------------
                                          Mr. Bernd Steudle


                                          /s/ Axel Steudle
                                          -------------------------------------
                                          Dr. Axel Steudle

                                                                       Exhibit B

                           [Bank Vontobel Letterhead]

      Bank Vontobel holds 4,820,238 shares of common stock of Molecular Imaging Corp. (the "Company") and warrants to acquire 375,000 shares of common stock of the Company, for the benefit of Mr. Bernd Steudle. In accordance with the Account Agreement, dated May 12, 1997, between Bank Vontobel and Mr. Bernd Steudle, which is hereby amended to reflect this agreement, Bank Vontobel does hereby irrevocably surrender to Mr. Steudle all voting rights with respect to all securities of the Company owned by him and held by Bank Vontobel for his benefit.

      IN WITNESS WHEREOF, the undersigned have set their hands this 30th day of January, 2004.


Bank Vontobel AG                                  Mr. Bernd Steudle

/s/ Patrick Zaugg                                 /s/ Bernd Steudle
--------------------------------                  ------------------------------
By:     Patrick Zaugg
Title:  First Vice President


/s/ Werner Swoboda
--------------------------------
By:     Werner Swoboda
Title:  Assistant Vice President

                                                                       Exhibit C

                           [Bank Vontobel Letterhead]

      Bank Vontobel holds 210,000 shares of common stock of Molecular Imaging Corp. (the "Company") and options to acquire 115,000 shares of common stock of the Company, for the benefit of Dr. Axel Steudle. In accordance with the Account Agreement, dated February 24, 1998, between Bank Vontobel and Dr. Axel Steudle, which is hereby amended to reflect this agreement, Bank Vontobel does hereby irrevocably surrender to Dr. Steudle all voting rights with respect to all securities of the Company owned by him and held by Bank Vontobel for his benefit.

      IN WITNESS WHEREOF, the undersigned have set their hands this 30th day of January, 2004.


Bank Vontobel AG                                   Dr. Axel Steudle

/s/ Patrick Zaugg                                  /s/ Axel Steudle
--------------------------------                  ------------------------------
By:     Patrick Zaugg
Title:  First Vice President


/s/ Werner Swoboda
--------------------------------
By:     Werner Swoboda
Title:  Assistant Vice President